Exhibit 99.1

Ascendis Pharma A/S

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our ongoing Phase 3 pediatric study of TransCon human growth hormone and our planned Phase 1 studies of TransCon Parathyroid Hormone and TransCon C-Type Natriuretic Peptide;

•	our plans to submit Investigational New Drug Applications for TransCon Parathyroid Hormone in the second of quarter of 2017, and for TransCon C-Type Natriuretic Peptide in the fourth quarter of 2017;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our prodrug product candidates over existing therapies;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our prodrug product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and device;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates; and

•	developments and projections relating to our competitors and our industry.

You should refer to the section in our Annual Report on Form 20-F for the year ended December 31, 2015 — “Item 3.D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this report and the documents that we reference in this report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a biopharmaceutical company applying our TransCon technology to develop a pipeline of sustained release prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease product candidates to address unmet medical needs by applying TransCon technology to parent drugs with clinical proof-of-concept. We are developing our most advanced product candidate, TransCon human growth hormone, or TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. In August 2016, we initiated a pivotal global Phase 3 study of TransCon hGH, the heiGHt Trial, in children with GHD. In 2015, we successfully completed a Phase 2 study of TransCon hGH to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD.

We are also using our TransCon technology platform to develop TransCon Parathyroid Hormone, or TransCon PTH, for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. We are currently conducting toxicology studies to enable an Investigational New Drug Application, or IND, and expect to file an IND for TransCon PTH in the second quarter of 2017. We believe our TransCon PTH may solve significant unmet medical needs, and provide patients suffering from hypoparathyroidism with a more physiological parathyroid hormone replacement therapy than currently approved drugs.

We are also developing TransCon C-Type Natriuretic Peptide, or TransCon CNP, for the treatment of achondroplasia, the most common form of dwarfism. Currently there are no therapies for achondroplasia approved by the U.S. Food and Drug Administration, or FDA. TransCon CNP is based on our TransCon technology platform and C-type natriuretic peptide, or CNP, a therapeutic target with extensive preclinical data. We are currently expanding our manufacturing capabilities to support IND-enabling toxicology studies, and we expect to file an IND in the fourth quarter of 2017.

TransCon hGH is being developed for growth hormone deficiency, or GHD, and other indications. GHD is a serious orphan disease that affects both children and adults. Children with GHD are characterized by short stature, metabolic abnormalities, cognitive deficiencies and poor quality of life. GHD in adults is associated with premature mortality, increased adiposity, or fat mass, as well as psychiatric-cognitive, cardiovascular, muscular, metabolic and skeletal abnormalities. Human growth hormone, or hGH, is used for the long-term treatment of children and adults that fail to secrete adequate amounts of endogenous growth hormone. Since the 1990s, the pharmaceutical industry has employed various approaches to develop long-acting growth hormone products to reduce the patient burden of daily injections and increase patient compliance with the dosing regimen. To date, regulatory authorities have approved only two long-acting growth hormone products, each of which utilize unmodified growth hormone as the active drug substance. Neither of these products has achieved commercial success, due to manufacturing, regulatory, efficacy, safety and/or tolerability reasons associated with the sustained release technology.

TransCon hGH is a prodrug that releases unmodified growth hormone and thus maintains the same mode of action as currently prescribed daily hGH therapies, which we believe reduces clinical and regulatory risk. TransCon prodrugs predictably release unmodified active parent drugs and may offer advantages that include superior efficacy, safety, tolerability and compliance, including less frequent dosing and the ability to switch patients to subcutaneous injections from burdensome continuous infusions.

Using our TransCon technology, we have established a new paradigm that combines the benefits of conventional prodrug and sustained release technologies, and is broadly applicable to proteins, peptides and small molecules. This has enabled us to create a pipeline of potential best-in-class product opportunities within rare endocrine disorders.

TransCon PTH is being developed for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. TransCon PTH is designed as a once-daily formulation of parathyroid hormone, or PTH(1-34) to maintain a steady concentration of PTH in the blood stream within the normal range, at levels similar to those observed in healthy individuals. TransCon PTH is designed to address the fundamental limitation of daily injections of short acting PTH molecules, such as Natpara, or PTH(1-84), and Forteo, or PTH(1-34), by providing infusion-like blood levels of PTH. Preclinical experiments in primates have demonstrated that TransCon PTH has a half-life of approximately 20 hours. This half-life would be a substantial increase compared to PTH(1-34) and PTH(1-84), both of which after intravenous administration to humans have half-lives of only a few minutes. We believe this substantial half-life extension of PTH would reflect more closely the physiological levels of PTH observed in healthy individuals, and maintain blood calcium levels and normalize urinary calcium excretion, an improvement over what is currently feasible with existing approved therapies.

TransCon CNP is being developed for the treatment of achondroplasia, the most common form of dwarfism. There are currently no FDA-approved pharmacological treatments for achondroplasia, and patients often face multiple surgeries to alleviate its many complications. Administration of CNP to patients with achondroplasia and in animal models of achondroplasia, has been demonstrated to stimulate growth. Clinical proof-of-principle was recently obtained for vosoritide, a once-daily formulation of CNP. TransCon CNP is designed as a once-weekly formulation of CNP, and to our knowledge is the only sustained-release CNP product in development. TransCon CNP is designed to address the fundamental limitations of daily administration of CNP, and preclinical experiments in primates have demonstrated that TransCon CNP has a half-life of approximately 75 hours, which is a substantial increase compared to both wild-type CNP and vosoritide, which have half-lives of approximately 2 minutes and 20 minutes, respectively. We believe this substantial half-life extension of CNP would enable a once-weekly dosing profile that could achieve higher overall CNP exposure levels in the body. Further, this may lead to improved efficacy, while maintaining peak drug exposure at hemodynamically safe levels, to avoid the hypotension often associated with daily injections of CNP analogues.

Outside rare endocrine disorders, we have developed a pipeline of sustained release prodrug product candidates, such as TransCon Ranibizumab in the field of ophthalmology, for which we partnered with Genentech, TransCon Peptides for the treatment of diabetes, for which we partnered with Sanofi, and TransCon Treprostinil, which demonstrated promising pharmacokinetics in a Phase 1 study in healthy adult volunteers completed in 2015.

We believe that our TransCon technology has been validated by the continued clinical development of our Phase 3 product candidate, TransCon hGH, and the ongoing development of other rare disease product candidates, as well as by our multi-product collaborations with Sanofi and Genentech.

As of June 30, 2016, we have received approximately €74 million of non-dilutive financing from collaboration partners for up-front technology licensing fees, assignment of certain intellectual property rights and for services rendered. Additionally, we are eligible to receive up to an aggregate of €200 million in development and regulatory milestone payments for products currently being developed under our collaboration agreements, as well as sales-based milestone payments and royalties on future net sales of products. We hold worldwide rights to our TransCon technology and have no third-party royalty or milestone payment obligations with respect to our TransCon technology or any of our product candidates. All of our TransCon prodrugs are new molecular entities and should therefore be eligible to be granted new intellectual property rights, including new composition of matter patents.

Our Rare Endocrine Disease Product Candidates

TransCon Human Growth Hormone

Our lead product candidate is TransCon hGH for the treatment of GHD. According to Medtrack, global sales from currently marketed hGH products exceeded $3 billion in 2015. The current standard of care for the treatment of GHD requires patients to receive daily injections over many years and this administrative burden of daily injections often results in poor patient compliance, potentially leading to suboptimal treatment outcomes. To address these unmet medical needs, we are developing TransCon hGH for once-weekly administration. Because TransCon hGH is a prodrug that releases unmodified growth hormone, TransCon hGH maintains the same mode of action as currently prescribed daily hGH therapies. Our clinical studies of TransCon hGH have demonstrated a comparable efficacy, safety, tolerability and immunogenic profile to that of daily growth hormone. If approved, TransCon hGH may reduce the burden of daily treatment by requiring significantly fewer injections, which may improve patient compliance and treatment outcomes.

We have successfully completed Phase 2 studies of TransCon hGH in children and adults with GHD. In 2015, we successfully completed a Phase 2 study of TransCon hGH to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment-naïve, pre-pubertal children with GHD. In this Phase 2 trial, mean annualized height velocities among the three dosing levels administered weekly ranged from 11.9 cm for the 0.14 mg/kg/week dose to 13.9 cm for the 0.30 mg/kg/week dose, which were comparable to 11.6 cm for the active comparator, daily injections of Genotropin® at a 0.21 mg/kg/week dose.

In August 2016, we announced the initiation of the global Phase 3 TransCon hGH heiGHt Trial in children with GHD. The heiGHt trial is a randomized, open-label, active-controlled Phase 3 registration study that is designed to enroll approximately 150 children with GHD who have not previously been treated. The study is designed with simplified inclusion criteria to facilitate enrollment with a 0.24 mg/kg/week dose, which we believe is within the range acceptable worldwide. The inclusion criteria require pre-pubertal children, bone age that is at least six months less than chronological age, impaired height that is greater than or equal to two standard deviations, or SD, below predicted, GHD diagnosis confirmed by two different growth hormone stimulation tests and insulin-like growth factor-1 that is greater than or equal to one SD below predicted. Patients will receive either once-weekly TransCon hGH (0.24 mg/kg/week) or daily injections of Genotropin® at 34 µg/kg/day (0.24 mg/kg/week) with a 2:1 randomization in a non-inferiority design. The primary endpoint of the trial is height velocity after twelve months of treatment. Patients completing therapy may then enroll in a planned open-label extension study. We plan to conduct the trial at approximately 100 sites, including sites in North America, Europe, North Africa, and Oceania (Australia/New Zealand). We expect the first patient to be enrolled in the fourth quarter of 2016 with an update to be provided on recruitment expected in the first half of 2017. We expect to complete the pivotal portion of the Phase 3 trial in 2019. TransCon hGH is covered by several granted patents with expiration dates ranging from 2024-2030, and patent protection may extend into 2035, if any patents issue from our pending international applications related to TransCon hGH prodrugs and dosing regimens.

In addition, we are developing a state-of-the-art pen device with Medicom Innovation Partner A/S for administration of TransCon hGH that is designed to be easy-to-use in the pediatric population and leverages proven technologies. The device has a single low-volume injection for all patients of less than 0.6 mL, requires a small needle that is 31 gauge, four millimeters in length and comparable to daily hGH, provides for room temperature storage, includes an empty-all design, is expected to last for at least four years and will be enabled for Bluetooth connectivity. We expect to use this device in the open-label extension study that follows the Phase 3 heiGHt trial. We also plan to launch with this device if and when TransCon hGH is approved. The new device is covered by several pending patent applications, and any patents that may issue from these applications are expected to expire in 2036.

TransCon PTH

TransCon PTH is being developed for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism affecting approximately 77,000 patients in the U.S. Hypoparathyroidism patients suffer from numerous comorbidities, including hypocalcemia and hypercalcemia, hypercalciuria, psychiatric disorders, depression, basal ganglia calcifications, lenticular calcifications and arterial calcifications. Conventional therapy for hypoparathyroidism involves large doses of vitamin D and oral calcium supplementation, which, although often effective, is associated with marked swings in blood calcium (Ca2+) which may result in both hypercalcemia and hypocalcemia, excess urinary calcium excretion, and nephrocalcinosis. In 2015, Natpara, PTH(1-84), was approved for once-daily subcutaneous injection as an adjunct to vitamin D and calcium in patients with hypoparathyroidism. Natpara has not demonstrated an ability to reduce incidences of hypercalcemia (elevated serum calcium levels), hypocalcemia (low serum calcium), or hypercalciuria (elevated urinary calcium) relative to conventional therapy in treated patients. Teriparatide, PTH(1-34), approved since 2002 for the treatment of osteoporosis, has historically been used for treatment of hypoparathyroidism using multiple daily injections, despite not being approved for this indication. Clinical research of subjects receiving continuous exposure to PTH(1-34), administered by an infusion pump, has demonstrated simultaneous normalization of blood and urine calcium, as well as normalization of bone turnover.

TransCon PTH is designed as a once-daily formulation of PTH(1-34) to maintain a steady concentration of PTH in the blood stream within the normal range, at levels similar to those observed in healthy individuals and in patients receiving continuous infusion PTH. TransCon PTH is designed to address the fundamental limitation of daily injections of short-acting PTH molecules, by providing infusion-like blood levels of PTH. Preclinical experiments in primates have demonstrated that TransCon PTH has a half-life of approximately 20 hours, which would be a substantial increase compared to PTH(1-34) and PTH(1-84), both of which after intravenous administration to humans have half-lives of only a few minutes. We believe this substantial half-life extension of PTH would reflect more closely the physiological levels of PTH observed in healthy individuals, maintain normal blood calcium levels, normalize urinary calcium excretion, reduce clinical hypercalcemia, reduce clinical hypocalcemia, normalize serum phosphate and normalize bone turnover.

We expect to file an IND for TransCon PTH in the second quarter of 2017, with a combined Phase 1 single and multiple ascending dose study in healthy volunteers. We are also targeting the initiation of a pivotal clinical study of TransCon PTH in 2018. The TransCon PTH linker is covered by granted patents expected to expire in 2029 (2031 in the U.S.), and patent protection may extend into 2037, if our pending applications directed to TransCon PTH prodrugs issue.

TransCon CNP

TransCon CNP is being developed for the treatment of achondroplasia, the most common form of dwarfism. Achondroplasia affects approximately 250,000 patients worldwide and 80% of patients are born to average-sided parents. Achondroplasia patients suffer from numerous co-morbidities, including ear infections, sleep apnea, back, spine and cord compression, obesity, cardiovascular complications, bowed legs and dental complications. There are currently no FDA-approved pharmacological treatments for achondroplasia, and patients often face multiple invasive surgeries to alleviate its many complications. Overexpression of CNP in humans and animals is associated with skeletal overgrowth and administration of CNP and its analogues has been demonstrated to stimulate growth in preclinical models, due to signals from CNP blocking the effects of the fibroblast growth factor receptor 3. In animal models of achondroplasia, administration of synthetic CNP and CNP analogues rescued the impaired bone growth phenotype without significant adverse effects. In April 2016, BioMarin Pharmaceuticals announced that its Phase 2 trial has shown that daily injections of the CNP analogue, vosoritide, in children with achondroplasia increased height velocity by approximately 50% after 12 months of treatment. Together, these results indicate that treatment with systemic CNP is a promising therapeutic strategy for achondroplasia.

TransCon CNP is designed as a once-weekly formulation of a CNP peptide, and to our knowledge is the only sustained-release CNP product in development. TransCon CNP is designed to address the fundamental limitations of daily administration of CNP. To develop a safe and efficacious long-acting CNP molecule, we believe several challenges must be met. TransCon CNP has been designed to overcome these challenges. Specifically, we believe that CNP released from TransCon CNP maintains a small enough size to allow penetration into the growth plates of patients who may use the treatment. We also believe TransCon CNP would provide effective shielding of CNP from neutral endopeptidase degradation in subcutaneous tissue and the blood compartment, minimize binding of CNP to the NPR-C receptor to decrease clearance and reduce binding of CNP to the NPR-B receptor in the cardiovascular system to avoid hypotension. This is supported by preclinical experiments in primates, which demonstrate that TransCon CNP has a half-life of approximately 75 hours, which represents a substantial increase compared to both wild-type CNP and vosoritide, which have half-lives of approximately 2 minutes and 20 minutes, respectively. We believe this substantial half-life extension of CNP would enable a once-weekly dosing profile that could achieve higher overall CNP exposure levels in the body, with improved tolerability expected due to a low peak serum concentration (Cmax). Further, this may lead to improved efficacy, while maintaining peak drug exposure at hemodynamically safe levels, to avoid the hypotension associated with daily injections of CNP analogues.

We are currently completing a preclinical primate study comparing weekly TransCon CNP to an approximately three times higher cumulative daily dose of a synthesized molecule with the same amino acid sequence as vosoritide. Based on interim two-month data from this study, both TransCon CNP and the synthesized molecule with the same amino acid sequence as vosoritide demonstrated a trend of bone growth over vehicle-treated monkeys. We also expect topline data from this six-month primate study in early 2017. In addition, we expect to file an IND for TransCon CNP in the fourth quarter of 2017 with a Phase 1 study planned in healthy volunteers to establish a tolerable dose range. The TransCon CNP linker and the branched carrier conjugate are covered by granted patents with expiration dates ranging from 2024-2029 (2031 in the U.S.), and patent protection may extend into 2037, if our pending applications directed to TransCon CNP prodrugs issue.

Our Collaborations

In addition to our proprietary programs, we have formed multi-product collaborations with leading biopharmaceutical companies on market-leading products and in therapeutic categories that are of strategic importance to our collaboration partners. These collaborations are with Sanofi in the field of diabetes and with Genentech in the field of ophthalmology.

We entered into a collaboration with Sanofi to develop TransCon Peptides for diabetes, and with Genentech to develop TransCon Ranibizumab, to support up to half-yearly intravitreal injections, or injections into the back of the eye, for the treatment of ophthalmic diseases such as wet age-related macular degeneration.

TransCon Product Candidate Pipeline

Internal Rare Disease Endocrinology Pipeline
Product Candidate	Primary Indication	Development Stage	Potential World Wide Market*	Worldwide Commercial Rights

TransCon Growth Hormone	Growth hormone deficiency	Phase 3	> $3 billion

TransCon PTH	Hypoparathyroidism	Pre-IND	> $2 billion

TransCon CNP	Achondroplasia	Pre-IND	> $1 billion

Current/Potential Strategic Collaborations

TransCon Ranibizumab	Ophthalmology	Not disclosed	> $7 billion
TransCon Peptides	Diabetes	Not disclosed	> $1 billion

TransCon Treprostinil	Pulmonary Arterial Hypertension	Phase 1	> $1 billion

*	Based on market data and company estimates.

When we apply our TransCon technology to already approved drug compounds, we may benefit from established clinical safety and efficacy data, which we believe reduces drug development risk and may allow us to utilize expedited approval pathways provided by the FDA and European regulatory authorities. All of our TransCon prodrugs are new molecular entities and should therefore be eligible to be granted new intellectual property rights, including new composition of matter patents.

We maintain an intellectual property portfolio composed of approximately 69 issued patents and approximately 218 patent applications as of August 31, 2016, with claims directed to composition of matter, process, product concepts, our TransCon linkers, our TransCon carries, the device and/or methods-of-use for each of our product candidates and core TransCon technology. In particular, our lead product candidate, TransCon hGH, is covered by 12 different patent families, including composition of matter, product concept, dosing regimen, device, linker and branched carrier conjugates, and granted patents have expected expiration dates ranging from 2024-2030, with potential patent protection extending into 2036, if our pending applications issue as patents. In addition, each of our collaboration partners has granted us rights that enable us to freely commercialize all improvements to the TransCon technology developed by our collaboration partners outside of the field identified in their respective collaboration agreements.

TransCon Treprostinil

We are developing prodrug formulations of TransCon Treprostinil for the treatment of pulmonary arterial hypertension, a life-threatening disease characterized by elevated blood pressure in the pulmonary arteries. According to Medtrack, the worldwide market for PAH treatment exceeded $4 billion in 2014. Treprostinil, the active agent in Remodulin® developed by United Therapeutics Corporation, or United Therapeutics, belongs to a class of drugs known as prostacyclins, and is the leading infused therapy for the treatment of PAH. We are developing an inhaled formulation of TransCon Treprostinil for once-daily administration and a formulation designed as a once-daily subcutaneous injection, in each case to offer the same efficacy as continuously infused prostacyclins with a safer and improved tolerability profile. In April 2015, we announced data from the Phase 1 single ascending dose study of TransCon Treprostinil. TransCon Treprostinil produced dose-dependent increases in plasma treprostinil levels in-line with expectations. However, treprostinil-related injection-site tolerability issues did not meet the criteria defined in the target product profile and, therefore, we are now developing two new TransCon Treprostinil formulations. We also consider both formulations of TransCon Treprostinil available as potential partnering opportunities with other pharmaceutical companies.